Securities and Exchange Commission
                      Washington, DC  20549

                           Form 12b-25

                 Commission File Number: 0-21555


                   NOTIFICATION OF LATE FILING
                           (Check One)

[ X ] Form 10-K and Form 10-KSB   [   ] Form 20-F   [   ] Form 11-K
[   ] Form 10-Q and Form 10-QSB   [   ]  Form N-SAR


             For the Fiscal Year Ended June 30, 2003

Part I - Registrant Information

     Full Name of Registrant: AMASYS Corporation
     Address of Principal Executive Office (Street and Number):
       4900 Seminary Road, Suite 800
     City, State and Zip Code: Alexandria, Virginia  22311

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part
       III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[  ]   (c)  The accountant's statement or other exhibit required
       by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     The Company anticipates a restatement of prior period(s) results but no final determination as to the amount and effect thereof has been made. The Company is researching and obtaining the information to restate the prior period.

Part IV - Other Information

     (1) name and telephone number of person to contact in regard to this notification:

C.W. Gilluly           (703)                797-8111
(Name)             (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X]  Yes       [  ]  No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X ]  Yes      [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a restatement of prior period(s) results but no final determination as to the amount and effect thereof has been made. The Company is researching and obtaining the information to restate the prior period. The Company is unable to quantify the amount of such restatement as of this date.

                       AMASYS Corporation
        (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 29, 2003 By: /S/ C.W. GILLULY
                             ---------------------------------
                             C.W. Gilluly, President and Chief
                             Executive Officer